EXHIBIT 12.1

ADOBE SYSTEMS INCORPORATED
Consolidated Ratio of Earnings to Fixed Charges and
Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)	Year Ended
	December 1, 2017	December 2, 2016	November 27, 2015	November 28, 2014	November 29, 2013
Earnings:
Income before provision for income taxes	$2,137,641	$1,435,138	$873,781	$361,376	$356,141
Add: Fixed charges	106,424	97,006	90,387	87,720	94,794
Total earnings	$2,244,065	$1,532,144	$964,168	$449,096	$450,935

Total fixed charges(*)	106,424	97,006	90,387	87,720	94,794
Ratio of earnings to fixed charges	21.1	15.8	10.7	5.1	4.8
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(*)	Fixed charges consist of interest charges, the amortization of debt issuance costs and an estimate of interest as a component of rental expense.
Currently, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.